HOLDING

SUPPL

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 03.07.2006

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Dr. Heiner Bendfeld

Kay Amelungse

Enclosures

(1) 20 June 2006 — Press Release: Hypo Real Estate Bank International: Successful completion of €51 million Senior + VAT financing to LaSalle Investment Management, for the acquisition of "L'Européen 2" in Bobigny, France, from GA / Meunier

(2) 26 June 2006 — Press release: Hypo Real Estate Capital Corporation closes $121.3 million condominium development loan syndication

Press Release

Hypo Real Estate Bank International: Successful completion of €51 million Senior + VAT financing to LaSalle Investment Management, for the acquisition of "L'Européen 2" in Bobigny, France, from GA / Meunier

Munich/Stuttgart/Paris, 20 June 2006: Hypo Real Estate Bank International announces today that it has arranged a € 51 million investment financing (including VAT loan), and payment guarantee facility, to a fund managed by LaSalle Investment Management. The transaction closed on 7th June 2006.

The facility will be used by LaSalle Investment Management to guarantee and finance upon completion, the acquisition of two class A office buildings, together called "L'Européen 2", from GA / Meunier. The buildings will cover 19,434 m^2 and will be divided into office space, staff facilities and underground parking.

"L'Européen 2" will be located in the ZAC Jean Rostand, Avenue Jean Jaurès, in Bobigny, 1st North periphery of Paris. The location offers good transport links to the A86 motorway, as well as bus, subway and tram access to Paris.

The buildings construction, which is being managed by GA / Meunier is due for completion by the end of January 2008.

Commenting, Harin Thaker, CEO – Europe, said: "This transaction clearly demonstrates our ability to provide financing solutions for complex transactions within a short time frame".

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Bank International AG, Stuttgart

Hypo Real Estate Bank International AG, Stuttgart, is part of the **Hypo Real Estate Group** (HREG), one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Press release

Hypo Real Estate Capital Corporation closes $121.3 million condominium development loan syndication

New York, Munich, 26 June 2006 – Hypo Real Estate Capital Corporation ("HRECC"), the New York-based subsidiary of Hypo Real Estate Bank International, one of the leading financial institutions in the United States commercial real estate industry – closed on a $121.3 million syndication of its construction financing for Sky Las Vegas Condominium, Inc., to a syndicate including four financial institutions on June 16, 2006.

In September 2005, Hypo Real Estate closed on $216.3 million in construction financing to Sky Las Vegas Condominium, Inc. a company jointly owned by David Pourbaba, M. Aaron Yashouafar and Solyman Yashouafar.

Sky Las Vegas Condominium, Inc. will be a 44-story, 405-unit luxury mixed-use condominium building on Las Vegas Boulevard, ("the Strip"), in Las Vegas, NV. The building will offer 547,177 net saleable square feet, 43,500 square feet of retail space and 702 parking spaces.

"With its experienced sponsors and development team along with its excellent pre-sale activity, Sky Las Vegas is a project all can stand behind," commented Evan F. Denner, Deputy CEO of Hypo Real Estate Capital. "Hypo Real Estate Capital is proud to be a part of this project and also very pleased to welcome two new clients and two returning clients to our group of syndication partners."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Notes to editors:

About Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years, the firm has closed more than $22 billion of loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

Hypo Real Estate Group
The Hypo Real Estate Group (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely Hypo Real Estate Holding AG based in Munich, and three operational entities. The Hypo Real Estate Bank International AG (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is Hypo Real Estate Bank AG based in Munich. Hypo Public Finance Bank (Dublin) combines public finance and Capital Markets activities.

Press contact:

Hypo Real Estate Group:
Oliver Gruß
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

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